

November 1, 2011

Via E-mail
Paul D. Rutkowski
Chief Financial Officer and Treasurer
Polonia Bancorp, Inc.
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

     Re: Polonia Bancorp, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 24, 2011
             File No. 333-176759

Dear Mr. Rutkowski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X. To the extent that you will not be required to update your financial statements, please consider providing a Recent Developments section to provide for interim information as of September 30, 2011. Please also provide an updated consent from your independent accountants in your next amended filing.

Note 3. FDIC-Assisted Transaction, page F-16

2. We note from your response to comment 12 from our letter dated October 6, 2011 that you have elected to apply the methodology in ASC 310-20 for your acquired non-credit impaired loans. Specifically, for your non-credit impaired loans acquired in the FDIC assisted transaction you state that as the credit quality component is accreted, management is making provisions to the allowance for loan losses previously considered

in the purchase discount and that the $606 thousand provision for the six-months ended June 30, 2011 related to the component of credit quality included in the accretion of the purchase discount that was based upon initial assumptions of the acquisitions of loans in the FDIC assisted transaction. Please explain to us in further detail your accounting noted in these statements and how it complies with the guidance in ASC 310-20.

Proxy Statement/Prospectus

Use of Proceeds, page 17

3.   We note your response to comment 19 from our letter dated October 6, 2011. However, the Use of Proceeds section is still pertinent to the proxy statement. Please revise to reinstate the original disclosure and include disclosure indicating that there will be no proceeds in the exchange.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief